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                                    EXHIBIT B
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         Attached hereto as Exhibit B is the Press Release dated November 22,
2002 relating to the commencement of the exchange offer.

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                                                                       Exhibit B

                                  PRESS RELEASE
                             (FOR IMMEDIATE RELEASE)

          Buenos Aires (November 22, 2002). Banco Rio de la Plata S.A. announced today that it was commencing an exchange offer and related tender offer for any and all of its outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003 originally issued in 1993 in the aggregate principal amount of US$250,000,000 (the "Existing Notes"). Our offer is being made inside the United States to U.S. persons and outside the United States to non-U.S. persons solely pursuant to the terms of separate offering memoranda and separate related documentation dated November 25, 2002. In order to participate in the offer, holders of the Existing Notes will be contacted and will need to provide to Mellon Investors Services LLC, which is acting as Information Agent on our behalf, certain required certifications as to their jurisdiction of residence in order to allow required documentation to be distributed to such holder.

          Pursuant to our offering documents, holders of the Existing Notes are being offered the opportunity to tender US$1,000 principal amount of Existing Notes held by them for either:

          . a specified amount of a new series of Step Up Notes due December 15, 2009, which will be issued with a Contingent Interest Coupon Certificate, or CICC, that will entitle the holder thereof to a limited amount of additional interest in the form of a contingent cash payment from us depending on our earnings and net worth for each of the fiscal years 2003 through 2009 plus specified amounts of cash; or

          . a specified amount of a new series of Floating Rate Mandatorily Exchangeable Notes due August 3, 2012, which shall not be issued with any CICCs but which shall be mandatorily redeemable and exchangeable by us upon the occurrence of certain specified events into an equivalent principal amount of Bonos del Gobierno Nacional due August 3, 2012, a series of unsecured unsubordinated securities issued in 2002 by the Republic of Argentina (known as "BODEN") plus specified amounts of cash.

          Pursuant to our offering documents, we are also offering to holders that tender their Existing Notes the opportunity to participate in our contemporaneous cash tender offer for specified amounts of cash.

          Holders will be entitled to certain additional payments in the event of tenders by a specified early tender fee deadline on December 9, 2002 and the offer is scheduled to expire on December 23, 2002 unless extended, all as described in our offering documents.

          Our offer is being made solely pursuant to the offering documentation and holders of the Existing Notes are requested to contact Mellon Investors as soon as possible to allow for participation in our offer. The offer is being made outside of the United States under Regulation S under the U.S. Securities Act of 1933 and inside the United States pursuant to a separate exemption under such law. Resales of notes offered in our offer will be subject to certain limitations.

          We expect that the new notes to be offered will be listed on the Buenos Aires Exchange (Bolsa de Comercio de Buenos Aires).

          Our offer is subject to a number of important limitations and conditions, including receipt of required regulatory approvals and authorizations and the requirement that not less than 90% in principal amount of the Existing Notes participating in our offer, all as described in our offering documents.

          Banco Rio has determined to engage in the offer as part of an overall effort to restructure its assets and liabilities and refocus its business in response to the recent and current economic crisis in Argentina. The goal of this offer is to help Banco Rio extend the maturity of its debt, reduce interest expense and better position Banco Rio to be able to assure its investors of the repayment of their debt. Banco Rio also expects the offer will improve its financial position and in so doing benefit its depositors and other creditors.

          Mellon Investors Services can be contacted at 44 Wall Street, New York, New York 10005, U.S.A., telephone (917) 320-6286.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SAID OFFER IS PROHIBITED, AND ANY SUCH SECURITIES IF ISSUED BY BANCO RIO CANNOT BE SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. BANCO RIO DOES NOT EXPECT TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO MAKE ANY PUBLIC OFFER OF ANY SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA. THIS PRESS RELEASE CANNOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. NEWS MEDIA NOR DISTRIBUTED OR FORWARDED TO THE NEWS MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING COULD BE PROHIBITED.

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